April 3, 2009

To the Board of Directors of
MGMT Energy, Inc.
Attention: John Baugues

Re:	Resignation from Board of Directors

Dear John:

After careful consideration, I have decided to tender my resignation from the Board of Directors of MGMT Energy, Inc. (the “Company”) so that I may have more time to pursue other professional commitments. My resignation is effective immediately.

I confirm that I am not resigning because of any disagreement with the Company on any matter related to the Company’s operation, policies, or practices, or any other matter which would trigger the Company’s disclosure obligations pursuant to Item 5.02(a) of Current Report on Form 8-K.

I also confirm that the Company has provided me with a copy of its Current Report on Form 8-K that it intends to file with the Securities and Exchange Commission in connection with my resignation.

Thank you for the opportunity to serve on the Board.

Sincerely,

/s/ Tydus Richards
Tydus Richards